

December 27, 2012

Via E-mail
Mr. Michael S. Poteshman
Executive Vice President and Chief Financial Officer
Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, FL 32837

> **RE:**   **Tupperware Brands Corporation**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-11657**

Dear Mr. Poteshman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Financial Statements
Notes to the Financial Statements
Note 12 – Income Taxes, page 67

2. You incurred additional costs of $16 million in 2011 associated with the repatriation of foreign earnings. You decided to repatriate earnings from Australia and certain other foreign units that were previously determined to be indefinitely reinvested. Please address the following:

- Please tell us at what point you determined that these earnings would not be permanently reinvested;
- Please provide us with a breakdown of each country that the $16 million relates to as well as how you previously determined the earnings were permanently reinvested. Prior to the repatriation in 2011, please provide us with a summary of the evidence you relied upon in determining that these earnings were permanently reinvested. You should address your specific plans for reinvestment for these undistributed earnings that demonstrated remittance of the earnings would be postponed indefinitely; and
- As of December 31, 2011, you had foreign undistributed earnings of $947 million where it is your intent that the earnings be reinvested indefinitely. Please provide us with a breakdown of each country that this $947 million relates to as well as how you determined the earnings are permanently reinvested. Please provide us with a summary of the evidence you relied upon in determining that these earnings are permanently reinvested. You should address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely.

Please refer to paragraph ASC 740-30-25-17.

3. Given your recurring domestic losses before income tax, please discuss the nature of the U.S. deferred tax assets which have not been offset by a valuation allowance and how you determined that these would be realized. Please also address the following in regards to your U.S. deferred tax assets:

- Please expand your discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining U.S. deferred tax assets;
- Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
- Please include an explanation of the anticipated future trends included in your projections of future taxable income; and
- Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Exhibit 31 and Exhibit 32 - Certifications

4. Your Section 302 certifications refer to the quarterly report on Form 10-Q. In addition, your Section 906 certifications refer to the Form 10-Q for the quarter ended December 31, 2011. Please amend your Form 10-K to appropriately refer to the Form 10-K/A for the year ended December 31, 2011 in your certifications. In doing so, please refile the Form 10-K in its entirety and ensure that the certifications are currently dated.

Mr. Michael S. Poteshman
Tupperware Brands Corporation
December 27, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief